Exhibit 100.2

NICE inContact CXone Expands FedRAMP Leadership with
Workforce Optimization Authorization

New seamlessly integrated workforce optimization capabilities extend CXone FedRAMP offering to improve citizen and agent experiences

Salt Lake City, August 27, 2019 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that NICE inContact CXone has expanded its Federal Risk and Authorization Management Program (FedRAMP) Authorization to Operate (ATO) leadership with the addition of CXone Workforce Optimization, to improve citizen and agent experiences. CXone, the world’s #1 cloud customer experience platform, is the industry’s first and only FedRAMP authorized cloud contact center (SaaS) solution, the only Salesforce FedRAMP authorized cloud contact center partner, and now the only provider of a FedRAMP authorized workforce optimization (WFO) solution seamlessly integrated in a cloud contact center (SaaS) solution. FedRAMP ATO is a requirement for cloud service providers to serve US government Federal Agencies.

FedRAMP authorized CXone now delivers workforce management, quality management and performance management capabilities on one unified desktop. Federal agencies can now better engage and evaluate agents, ensure proper staffing and reduce labor waste with optimized spend.

New FedRAMP Authorized CXone with WFO Boosts Agent Productivity and Contact Center Efficiency
CXone FedRAMP authorized WFO cloud native functionality is unified and seamlessly integrated with CXone Omnichannel Routing and includes:

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CXone Workforce Management Pro helps contact centers reduce labor waste and achieve goals with patented technology producing the industry’s most efficient and actionable schedules. With patented forecasting algorithms, agencies will benefit from a variety of forecasting options to meet their needs.

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CXone Quality Management Pro helps operations leaders target employee coaching and feedback to improve customer experience. Using an agent-centric approach to quality such as agent self-evaluations, automated feedback and workflows, CXone Quality Management Pro lets managers effectively balance between operational improvements and agent empowerment.

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CXone Performance Management Pro enables supervisors to set specific KPI goals and track personalized coaching efforts. Dynamic dashboards give both agents and leaders immediate insight into progress against targets. Actionable, instantaneous performance insights result in more proactive and engaged agents and give supervisors more time to focus on driving business results.

As the first and only FedRAMP authorized cloud contact center (SaaS) provider, the market-leading NICE inContact CXone platform helps government contact centers protect information when moving to the cloud. The CXone FedRAMP-authorized solution serves a wide range of contact center organizations – from multiple thousands of agents to under one hundred – providing one unified experience for administrators, supervisors, and agents.

“We are keenly focused on empowering federal agencies to meet citizen demands for secure interactions and outstanding experiences, while providing the tools necessary to engage and optimize their contact center workforce,” said NICE inContact CEO Paul Jarman. “NICE inContact CXone has enhanced its position as the leader in the FedRAMP Marketplace – the addition of WFO capabilities to CXone reinforces our commitment to security and compliance alongside delivery of exceptional agent and customer experiences.”

NICE inContact CXone FedRAMP authorized cloud contact center enables federal agencies to take advantage of previously untapped cloud benefits including agility, cost-effectiveness and reliability. To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence—all on an Open Cloud Foundation. CXone runs on Amazon Web Services (AWS), utilizing microservices, and is based on an open, cloud native foundation, which provides full elasticity, rapid turn up, and strong reliability. Furthermore, CXone provides hundreds of APIs and enables integrations with dozens of partner solutions as well as customer-specific extensions, creating a broad technology ecosystem that extends its capabilities.

To view the NICE inContact CXone listing, please visit the FedRAMP Marketplace.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr.  Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.